SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              ODD JOB STORES, INC.
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                       (Name of Subject Company (Issuer))


                           AMAZING SAVINGS HOLDING LLC
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                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person))

                         Common Stock, without par value
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                         (Title of Class of Securities)

                                    67575J102
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                      (CUSIP Number of Class of Securities)

                                 Jeffrey Parker
                           Amazing Savings Holding LLC
                          20 Industry Drive, PO Box 25
                          Mountainville, New York 10953
                                 (845) 534-1000

                                    Copy to:
                             David E. Zeltner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 310-8000

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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
 Transaction Valuation*                                  Amount of Filing Fee*

     not applicable                                          not applicable
--------------------------------------------------------------------------------
* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable       Filing Party:  Not applicable

Form or Registration No.:  Not applicable      Date Filed:  Not applicable

 [X]       Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]   third-party tender offer subject to Rule 14d-1.

          [ ]   issuer tender offer subject to Rule 13e-4.

          [ ]    going-private transaction subject to Rule 13e-3.

          [ ]    amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                       -----------------------------------

           This Tender Offer Statement on Schedule TO is filed by Amazing Savings Holding LLC ("Amazing Savings"). Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by Amazing Savings.

           Amazing Savings has not yet commenced the offer that is referred to in this communication. Upon commencement of such offer, Amazing Savings will file with the Securities and Exchange Commission (the "SEC") a Schedule TO and related exhibits, including an Offer to Purchase, the Letter of Transmittal and other related documents. Odd Job Stores, Inc. ("ODD JOB") will be filing with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the offer that will be distributed to Odd Job shareholders with the Schedule TO and related exhibits. Odd Job shareholders are urged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all of Odd Job shareholders.

ITEM 12. EXHIBITS.

Exhibit 99.1         Text of Press Release issued on June 3, 2003

                                  EXHIBIT INDEX

Exhibit Number                        Description
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99.1                          Text of Press Release issued on June 3, 2003